# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001389958

## Reporting persons
- PEAK6 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,567,832; sole dispositive power 0; shared dispositive power 26,567,832; aggregate amount beneficially owned 26,567,832 (5.5% of the class)
- PEAK6 Investments LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,567,829; sole dispositive power 0; shared dispositive power 26,567,829; aggregate amount beneficially owned 26,567,829 (5.5% of the class)
- PEAK6 Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,567,829; sole dispositive power 0; shared dispositive power 26,567,829; aggregate amount beneficially owned 26,567,829 (5.5% of the class)
- PEAK6 Capital Management LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,004,041; sole dispositive power 0; shared dispositive power 1,004,041; aggregate amount beneficially owned 1,004,041 (0.2% of the class)
- PEAK6 Foundation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (0.2% of the class)
- Matthew Hulsizer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 27,567,832; sole dispositive power 0; shared dispositive power 27,567,832; aggregate amount beneficially owned 26,567,832 (5.5% of the class)
- Jennifer Just: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 27,567,832; sole dispositive power 0; shared dispositive power 27,567,832; aggregate amount beneficially owned 26,567,832 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, FLORIDA, 33716

## Item 2. Person Filing
Name of person filing:
PEAK6 LLC
PEAK6 Investments LLC
PEAK6 Group LLC
PEAK6 Capital Management LLC
PEAK6 Foundation
Matthew Hulsizer
Jennifer Just
Address of principal business office or, if none, residence:
PEAK6 LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Investments LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Group LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Capital Management LLC - 141 W. Jackson Blvd., Suite 500, Chicago IL 60604
PEAK6 Foundation - 141 W. Jackson Blvd., Suite 500, Chicago IL 60604
Matthew Hulsizer - 2010 E. 6th St., Austin TX 78702
Jennifer Just - 2010 E. 6th St., Austin TX 78702
Citizenship:
PEAK6 LLC - Delaware
PEAK6 Investments LLC - Delaware
PEAK6 Group LLC - Delaware
PEAK6 Capital Management LLC - Delaware
PEAK6 Foundation - Illinois
Matthew Hulsizer - U.S. Citizen
Jennifer Just - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
PEAK6 Capital Management LLC is majority owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is primarily owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 LLC and serve as board members for PEAK6 Foundation.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Percent of class: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PEAK6 LLC: /s/ Matthew Hulsizer, Manager (08/14/2025)
- PEAK6 Investments LLC: /s/ Jay Coppoletta, Chief Corp. Dev & Legal Officer (08/14/2025)
- PEAK6 Group LLC: /s/ Jay Coppoletta, Chief Corp. Dev & Legal Officer (08/14/2025)
- PEAK6 Capital Management LLC: /s/ Tom Simpson, Chief Executive Officer (08/14/2025)
- PEAK6 Foundation: /s/ Jay Coppoletta, Board Member (08/14/2025)
- Matthew Hulsizer: /s/ Matthew Hulsizer, Matthew Hulsizer (08/14/2025)
- Jennifer Just: /s/ Jennifer Just, Jennifer Just (08/14/2025)